Auna S.A. Separate Financial Statements December 31, 2023 (Including Independent Auditors’ Report)

KPMG Audit S.à r.l. 39, Avenue John F. Kennedy L-1855 Luxembourg	TeL: +352 22 51 51 1 Fax: +352 22 51 71 E-mail: info@kpmg.lu Internet: www.kpmg.lu

To the Shareholders of
Auna S.A.
46A, avenue J.F. Kennedy
L-1855 Luxembourg
Luxembourg

REPORT OF THE REVISEUR D’ENTREPRISES AGREE

Opinion

We have audited the separate financial statements of Auna S.A. (the “Company”), which comprise the separate statement of financial position as at 31 December 2023, and the separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, including material accounting policy information and other explanatory information.

In our opinion, the accompanying separate financial statements give a true and fair view of the financial position of the Company as at 31 December 2023, and its financial performance and its cash flows for the year then ended in accordance with IFRS Accounting Standards as adopted by the European Union.

Basis for opinion

We conducted our audit in accordance with the Law of 23 July 2016 on the audit profession (the “Law of 23 July 2016”) and with International Standards on Auditing (“ISAs”) as adopted for Luxembourg by the Commission de Surveillance du Secteur Financier (“CSSF”). Our responsibilities under the Law of 23 July 2016 and ISAs as adopted for Luxembourg by the CSSF are further described in the « Responsibilities of “Reviseur d’Entreprises agree” for the audit of the separate financial statements » section of our report. We are also independent of the Company in accordance with the International Code of Ethics for Professional Accountants, including International Independence Standards, issued by the International Ethics Standards Board for Accountants (“IESBA Code”) as adopted for Luxembourg by the CSSF together with the ethical requirements that are relevant to our audit of the separate financial statements, and have fulfilled our other ethical responsibilities under those ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

We draw you attention to the fact that we have not audited the corresponding figures of the Company as at 31 December 2022 and for the period then ended, or any of the related notes, and accordingly, we do not express an opinion on them.

The annual accounts of the Company as at and for the period ended 31 December 2022 were prepared and presented in accordance with Luxembourg legal and regulatory requirements and were published on the Trade and Companies Register on 2 August 2023. For comparative purposes, the corresponding figures of the Company as at 31 December 2022 have been adjusted since the Company applied IFRS Accounting Standards as adopted by the European Union for the preparation and presentation of its separate financial statements as at 31 December 2023.

© 2024 KPMG Audit S.à r.l., a Luxembourg entity and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. R.C.S Luxembourg B 149133

Responsibilities of the Board of Directors for the separate financial statements

The Board of Directors is responsible for the preparation and fair presentation of the separate financial statements in accordance with IFRS Accounting Standards as adopted by the European Union, and for such internal control as the Board of Directors determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, the Board of Directors is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the Reviseur d’Entreprises agree for the audit of the separate financial statements

The objectives of our audit are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report of the “Reviseur d’Entreprises agree” that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Law of 23 July 2016 and with IS As as adopted for Luxembourg by the CSSF w川 always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with the Law of 23 July 2016 and with ISAs as adopted for Luxembourg by the CSSF, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-	Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

-	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

-	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.

-	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report of the “reviseur d’entreprises agree” to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report of the “reviseur d’entreprises agree”. However, future events or conditions may cause the Company to cease to continue as a going concern.

-	Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the Board of Directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Luxembourg, 01 July 2024	KPMG Audit S.à r.l. Cabinet de revision agree /s/ Christelle Bousser Christelle Bousser

Auna S.A.

Separate Financial Statements

December 31, 2023

Auna S.A.
Separate Statement of Financial Position
As of December 31, 2023

In thousands of soles	Note	2023	2022	In thousands of soles	Note	2023	2022
Assets				Liabilities
Current assets				Current liabilities
Cash and cash equivalents	4	5,038	185	Loans and borrowings	10	27,437	-
Other assets	6	40,409	252	Trade accounts payable	11	21,248	643
Other accounts receivable from related parties	5	238,353	-	Other accounts payable	12	25,047	-
Total current assets		283,800	437	Other accounts payable to related parties	5	1,445,713	1,806
				Total current liabilities		1,519,445	2,449
Non-current assets
Derivative financial instruments	7	30,468	-	Non-current liabilities
Other assets	6	2,113	-	Loans and borrowings	10	1,601,582	-
Other accounts receivable from related parties	5	873,918	-	Other accounts payable	12	35,065	-
Investments in subsidiaries	8	2,274,534	-	Other accounts payable to related parties	5	1,517	-
Deferred tax	9	1,378	-	Total non-current liabilities		1,638,164	-
Total non-current assets		3,182,411	-	Total liabilities		3,157,609	2,449

				Equity	13
				Share capital		8,820	191
				Other capital reserves		448,308	-
				Retained losses		(148,526)	(2,203)
				Total equity		308,602	(2,012)
Total assets		3,466,211	437	Total liabilities and equity		3,466,211	437

The accompanying notes on pages 5 to 47 are an integral part of these separate financial statements.

/s/ Luis Felipe Pinillos Luis Felipe Pinillos Director	/s/ Leonardo Bacherer Leonardo Bacherer Director

Auna S.A.
Separate Statement of Comprehensive Income
For the year ended December 31, 2023

In thousands of soles	Note	2023	From April 25 to December 31, 2022
Dividend income	8	1,343	-
Gross profit		1,343	-
Administrative expenses		(8,653)	(2,261)
Loss from operating activities		(7,310)	(2,261)
Finance income	14	63,420	58
Finance cost	14	(197,118)	-
Net finance cost		(133,698)	58
Loss before tax		(141,008)	(2,203)
Income tax expense	15	(8,990)	-
Loss for the period		(149,998)	(2,203)
Other comprehensive income	7
Items that are or may be reclassified subsequently to profit or loss for the period
Cash flow hedges		3,060	-
Income tax		(1,892)	-
Other comprehensive income, net of tax		1,168	-
Total comprehensive loss for the period		(148,830)	(2,203)

The accompanying notes on pages 5 to 47 are an integral part of these separate financial statements.

/s/ Luis Felipe Pinillos Luis Felipe Pinillos Director	/s/ Leonardo Bacherer Leonardo Bacherer Director

Auna S.A.
Separate Statement of Changes in Equity
For the year ended December 31, 2023

In thousands of soles	Note	Share capital (note 13.A)	Merger Reserve (note 13.B)	Other capital reserves (note 13.B)	Cost of hedging reserve (note 13.C)	Hedging reserve (note 13.D)	Retained (losses) earnings	Total equity
Balance as of April 25,2022		-	-	-	-	-	-	-
Capital contribution		191	-	-	-	-	-	191
Loss for the period		-	-	-	-	-	(2,203)	(2,203)
Total comprehensive loss for the period		191	-	-	-	-	(2,203)	(2,012)
Balance as of December 31, 2022		191	-	-	-	-	(2,203)	(2,012)
Balance as of January 1,2023		191	-	-	-	-	(2,203)	(2,012)
Loss for the period		-	-	-	-	-	(149,998)	(149,998)
Other comprehensive income for the period		-	-	-	20,854	(19,686)	-	1,168
Total comprehensive loss for the period		-	-	-	20,854	(19,686)	(149,998)	(148,830)
Merger by absorption	13.B	8,629	452,404	-	-	-	-	461,033
Transition after Merger transaction	13.B	-	-	12,060	(7,462)	(9,862)	-	(5,264)
Equity-settled share-based payment		-	-	-	-	-	3,675	3,675
Total transaction with owners of the Company		8,629	452,404	12,060	(7,462)	(9,862)	3,675	459,444
Balance as of December 31, 2023		8,820	452,404	12,060	13,392	(29,548)	(148,526)	308,602

The accompanying notes on pages 5 to 47 are an integral part of these separate financial statements.

/s/ Luis Felipe Pinillos Luis Felipe Pinillos Director	/s/ Leonardo Bacherer Leonardo Bacherer Director

Auna S.A.
Separate Statement of Cash Flows
For the year ended December 31, 2023

In thousands of soles	Note	2023	From April 25 to December 31, 2022
Cash flows from operating activities
Loss for the period		(149,998)	(2,203)
Adjustments for
Equity-settled share-based payment transactions		3,675	-
Finance costs	14	197,118	-
Finance income	14	(63,420)	(58)
Dividend income		(1,343)	-
Income tax	15	8,990	-
Net changes in assets and liabilities
Other assets		(4,572)	(252)
Trade accounts payable and other accounts payable		(8,816)	2,507
Cash used in operating activities		(18,366)	(6)
Income tax paid		(104)	-
Interest received		8,807	-
Net cash used in operating activities		(9,663)	(6)
Cash flows from investing activities
Loans to related parties	5	(98,688)	-
Repayment of loans to related parties	5	282,108	-
Purchase price adjustment paid	8	(1,368)	-
Dividends received from subsidiaries	8	1,343	-
Net cash from investing activities		183,395	-
Cash flows from financing activities
Proceeds from borrowings from related parties	5	78,117	-
Repayment of borrowings from related parties	5	(70,907)	-
Proceeds from borrowings	10	497,428	-
Repayment of loans and borrowings	10	(565,195)	-
Capital contribution from shareholders		-	191
Interest paid	10	(89,792)	-
Payment of derivative premiums		(15,906)	-
Penalty paid for debt prepayment	10	(13,845)	-
Net cash (used in) from financing activities		(180,100)	191
Net decrease in cash and cash equivalents		(6,368)	185
Cash and cash equivalents at beginning of year		185	-
Cash and cash equivalents from merger by absorption	13.B	7,950	-
Exchange difference on cash and cash equivalents for the period		3,271	-
Cash and cash equivalents at end of year		5,038	185
Transactions not representing cash flows
Offsetting of accounts receivable from and payable to related parties	13.B	65,672	-
Capitalization of granted loans	5 & 8	2,500	-

The accompanying notes on pages 5 to 47 are an integral part of these separate financial statements.

/s/ Luis Felipe Pinillos Luis Felipe Pinillos Director	/s/ Leonardo Bacherer Leonardo Bacherer Director

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

1.	General information

A.	Business activity

Auna S.A. (hereinafter the “Company” or “Auna”) is a subsidiary of Enfoca Group (ultimate controlling party), which holds a share capital of 72.93%. The Company is the controlling parent of a group of operating and pre-operating companies focused on the healthcare sector.

Auna S.A., as a Company, was incorporated on April 25, 2022, and organized under the laws of Luxembourg as a Société anonyme for an unlimited period.

The Company is a limited liability company incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office located at 46A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under the number B267590. On July 6, 2023, the Company carried out a merger with
Auna S.A.A., a company that had been incorporated in 2008 in Peru as an openly held corporation, with Auna S.A. being the surviving entity. The financial year of the Company starts on January 1 and ends on December 31.

The corporate objects of the Company are to hold, directly or indirectly, equity or other interests in other persons, including its Subsidiaries, and take all actions as are necessary or useful to realize these objects, which include:

▪	the acquisition, holding, management and disposal, in any form, by any means, directly or indirectly, of participations, rights and interests in, and obligations of, Luxembourg and non-Luxembourg companies, partnerships or other incorporated or non-incorporated entities;

▪	the acquisition by purchase, subscription, assumption or in any other manner and the transfer by sale, exchange or in any other manner of equity securities, bonds, debentures, notes and other securities or financial instruments of any kind and contracts thereon or related thereto;

▪	the ownership, administration, development and management of a portfolio of assets, including real estate assets and the assets referred to above on its own behalf and on behalf of third parties;

▪	the holding, acquisition, disposal, development, licensing or sublicensing, and management of, or the investment in, any patents or other intellectual property rights of any nature or origin as well as the rights deriving therefrom;

▪	the issuance of debt and equity securities in any currency and in any form;

▪	to the extent permitted under Luxembourg law, the provision of any form of equity or debt funding or any other form of financial assistance in any currency and whether or not financed by any of the methods mentioned above and whether subordinated or unsubordinated, to any person including to the Company's subsidiaries, Affiliates and/or any other persons that may or may not be Shareholders or Affiliates of the Company;

▪	the giving of guarantees or the creation of any form of encumbrance or security over all or any of its assets to guarantee or secure its own obligations or those obligations and undertakings of any other companies or persons that may or may not be Shareholders or Affiliates, and, generally, for its own benefit and/or the benefit of any other persons that may or may not be Shareholders or Affiliates of the Company;

▪	taking any actions designed or intended to protect the Company against credit, currency exchange, interest rate or other risks; and

▪	Undertake commercial activities in any jurisdiction and render services in general, directly or on behalf of third parties, subject to having obtained the requisite authorization.

The objects and powers described above are to be interpreted in their broadest sense and any transaction or agreement which is entered into by the Company that is not inconsistent with the foregoing objects or powers will be deemed to be within the scope of such objects or powers.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Since the 1 June 2022, the Company has a branch in Peru, named "AUNA S.A. Sucursal del Peru", which was established and exists in accordance with Peruvian law and is registered in Electronic File No. 15046188 of the Registry of Entities of Lima with domicile in Avenida República de Panama 3461, Lima, Peru. This Peruvian branch is an independent branch with a separate bookkeeping and bank account. The Company assigned a capital of USD 10,000 to the Branch and its activities in Peru.

B.       Approval of separate financial statements

The Company’s separate financial statements as of and for the year ended December 31, 2023 were issued upon approval of the Company’s Board of Directors on July 1, 2024, and they will be presented to the General Shareholders’ Meeting for approval. In the Board of Directors’ opinion, those will be approved without modifications.

2.	Basis of Preparation of the Separate Financial Statements

A.       Basis of accounting

Back to April 25, 2022, the Company adopted the IFRS Accounting Standards adopted by the European Union (IFRS EU), in the preparation and presentation of the separate financial statements.

The Company's separate financial statements as of December 31, 2023, have been prepared based on IFRS EU applying the principles of IFRS 1, First Adoption of International Financial Reporting Standards. Previously, the annual accounts from April 25, 2022 to December 31, 2022, have been prepared in accordance with Luxembourg legal and regulatory requirements. The effects of transition to IFRS EU on the financial position and results for the period ended December 31, 2022 had no impact, except for the determination of the functional and presentation currency of the Company changing from USD dollars to Peruvian sol (sol or S/).

The change in the functional and presentation currency was based on the following facts:

▪	The Company was established with the aim of absorbing the net assets of Auna S.A.A. This absorbed entity, was a Peruvian company whose functional and presentation currency was the Peruvian sol, mainly due to its main business activity was to manage investments in companies related to healthcare sector established in Peru.

▪	After the merger, Auna S.A. transferred the net assets before mentioned to its branch incorporated in Peru on June 1, 2022, AUNA S.A. Sucursal del Peru (note 13.B). The consolidated total assets and consolidated total revenues of the Company mainly comes from Peruvian companies, whose functional currency is the Peruvian sol.

In this regard, as part of the conversion of the financial statements to IFRS EU, the Company considered the Peruvian sol as its functional currency from April 25, 2022. The impact of the translation was recognized as gain of exchange difference included in financial income (Note 14).

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

A comparison between the financial statements presented previously and after the conversion to IFRS EU is presented below:

	December 31, 2022 previously presented in thousands of US dollars	December 31, 2022 after IFRS EU conversion in thousands of Peruvian soles
Assets
Cash and cash equivalents	49	185
Other assets	63	252
Total assets	112	437
Liabilities
Trade account payable	161	643
Other accounts payable	479	1,806
Total liabilities	640	2,449
Equity
Share Capital	50	191
Retained losses	(578)	(2,203)
Total equity	(528)	(2,012)
Total liabilities and equity	112	437

	From April 25 to December 31, 2022 previously presented in thousands of US dollars	From April 25 to December 31, 2022 after IFRS EU conversion in thousands of Peruvian soles
Dividend income	-	-
Gross profit	-	-
Administrative expenses	(580)	(2,261)
Loss from operating activities	(580)	(2,261)
Finance income (i)	2	58
Finance cost	-	-
Net finance cost	2	58
Loss before tax	(578)	(2,203)
Income tax expense	-	-
Loss for the period	(578)	(2,203)

(i)	It corresponds to gain in exchange difference. The S/ 58 thousand includes the impact of the change in the functional currency from US dollars to Peruvian sol.

Details of the Company´s accounting policies are included in note 3.

B.       Consolidation

The Company prepared consolidated financial statements as of December 31, 2023, which were approved for issuance by the Board of Directors on June 7, 2024, having its registered office 46A, Avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg where the consolidated financial statements are available.

The Company has the activity in one operating segment.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

The operating segments of the Group, as well as basic and diluted earnings per share were disclosed in these consolidated financial statements.

C.	Basis of measurement

The separate financial statements have been prepared on the historical cost principle, based on the accounting records maintained by the Company, except for the derivative financial instruments and shared based payments which have been measured at fair value.

D.	Functional and presentation currency

Items included in the separate financial statements are measured in the currency of the primary economic environment in which the Company operates. These separate financial statements are presented in Peruvian soles (S/), which is the Company’s functional and presentation currency. All amounts are presented in thousands of soles and have been rounded to the nearest unit, unless otherwise indicated.

E.	Use of judgments and estimates

In preparing these separate financial statements, Management has made judgments and estimates that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

i.	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties as of December 31, 2023 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following note:

▪	Recognition of deferred tax asset: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized (note 9).

3.	Material Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these separate financial statements, except if mentioned otherwise.

A.	Financial instruments

i.	Recognition and initial measurement

Trade receivables and debt instruments initially issued are recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is and account receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. An account receivable without a significant financing component is initially measured at the transaction price.

ii.	Classification and subsequent measurement

▪	Financial assets

On initial recognition, a financial asset is classified as measured at amortized cost or at fair value through profit and loss.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Financial assets are not reclassified subsequent to their initial recognition, unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-	It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-	Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost are measured at FVTPL. This includes all derivative financial assets that are not cash flow hedge. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Business model assessment

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-	The stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether Management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

-	How the performance of the portfolio is evaluated and reported to the Company’s Management;

-	The risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

-	How managers of the business are compensated – e.g., whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

-	The frequency, volume and timing of sales in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company’s continuing recognition of the assets.

Financial assets that are held-for-trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

-	Contingent events that would change the amount or timing of cash flows;

-	Terms that may adjust the contractual coupon rate, including variable-rate features;

-	prepayment and extension features; and

-	terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see note 3.A.v for derivatives designated as hedging instruments.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses, and impairment are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

▪	Financial liabilities

Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss. A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading or a derivative is designated as such on initial recognition. Financial liabilities at fair value through profit or loss are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest income and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.

iii.	Derecognition

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different. In this case, a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

iv.	Offsetting

Financial assets and financial liabilities are offset and the net amount presented in the separate statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

v.	Derivative financial instruments

Derivative financial instruments and hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency risk exposure. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivative financial instruments are measured at fair value, and changes therein are generally recognized in profit or loss.

The Company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates.

At inception of designated hedging relationships, the Company documents the risk management objective and strategy for undertaking the hedge. The Company also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in other comprehensive income is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The Company designates only the change in fair value of the spot element of the forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (forward points) is separately accounted for as a cost of hedging and recognized in a cost of hedging reserve within equity.

The Company designates only the intrinsic value of purchased collar contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the purchased collar contract is separately accounted for as a cost of hedging and recognized in a cost of hedging reserve within equity.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

In a cash flow hedge of the forward foreign currency risk of a payable or receivable, the amount accumulated in the hedging reserve and the cost of hedging reserve shall be reclassified in a separate component within the equity to profit or loss over the period the payable or receivable affects profit or loss, because changes in exchange rates will affect the amount of cash required to settle the item (as measured by reference to the entity’s functional currency).

If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss.

B.	Impairment

i.	Non-derivative financial assets

Financial instruments

The Company recognizes loss allowances for expected credit losses (ECLs) on financial assets measured at amortized cost.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, loss of the value of money over time and individual analysis of the clients.

The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held).

Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

▪	significant financial difficulty of the borrower or issuer;

▪	A breach of contract such as a default or being more than 360 days past due;

▪	It is probable that the debtor will enter bankruptcy or other financial reorganization; or

the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers and for corporate customers, the Company individually makes an assessment with respect to the timing and amount of write-off based on whether there is a reasonable expectation of recovery. The Company expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

Impairment of the investment in subsidiaries

Indicators of impairment for investments in subsidiaries are analyzed at individual investment level considered as a separated Cash Generating unit (CGU). The analysis of the indicators of impairment includes:

▪	Monitoring if the carrying amount is higher than the carrying amount of the investee´s net assets, or a dividend exceeds the total comprehensive income of the investee.

▪	Analyze the financial performance of the investments, including their financial indicators and projected cash flows, to evaluate if the investment generates or will generate positive operating cash flows.

▪	For the companies in pre-operative stage, the Company also evaluates the status of the project and the expected viability of the project.

If an impairment indicator is identified, a recoverable amount is determined based on estimates and assumptions regarding future cash flows (dividends) and possible variations in the amounts and timing of those future dividends. Changes in these estimates and assumptions may result in the requirement to recognize an impairment of the carrying amount.

C.	Cash and cash equivalents

Cash and cash equivalents presented in the separate statement of financial position comprise cash on hand, demand deposits at banks and other highly marketable debt investments with maturity of three months or less that are not subject to significant risk of changes in value.

D.	Investments in subsidiaries

Subsidiaries

A subsidiary is any entity (including structured entities) over which the Company has control. The Company ‘controls’ another entity when it is exposed to, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Recognition and measurement

Investments in subsidiaries are shown at cost in the separate financial statements. At each separate statement of financial position date, management determines whether there is objective evidence of impairment of its investments in subsidiaries. If so, an impairment loss is determined, which corresponds to the difference between the recoverable amount of the investment and its carrying amount, which is recognized in the separate statement of comprehensive income.

E.	Trade accounts payable and other accounts payable

Trade accounts payable are obligations to pay for goods or services acquired in the ordinary course of business. Trade accounts payable and other accounts payable are classified as ‘current liabilities’ if payment is to be made in a year or less; otherwise, they are presented as ‘non-current liabilities.’

Accounts payable are initially recognized at fair value, and subsequently they are measured at amortized cost using the effective interest method.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

F.	Income tax

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

-	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

-	Temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

-	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

Deferred tax assets and liabilities are offset only if certain criteria are met.

In May 2023, the IASB issued International Tax Reform - Pillar Two Model Rules ("Tax Reform Amendments to IAS 12"). The Tax Reform Amendments to IAS 12 clarify how companies account for the recognition of deferred tax in relation to tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development (the "OECD"), including tax law that implements qualified domestic minimum top-up taxes described in those rules. Such tax law, and the income taxes arising from it, are hereafter referred to as Pillar Two income taxes. As an exception to the requirements of the Tax Reform Amendments to IAS 12, an entity shall neither recognize nor disclose information about deferred tax assets and liabilities related to Pillar Two income taxes. The Tax Reform Amendments to IAS 12 added paragraphs 4A and 88A - 88D to IAS 12. An entity shall apply paragraphs 4A and 88A immediately upon the issuance of these amendments and retrospectively in accordance with IAS 8 and apply paragraphs 88B - 88D for annual reporting periods beginning on or after January 1, 2023 (see note 15.I).

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Uncertain tax treatment

The Company determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

G.	Share capital and share premium

Ordinary shares are classified as equity and are determined using the par value of the shares that have been issued.

The share premium is the amount by which the fair value of the contribution exceeds the par value of the shares issued.

H.	Dividend distribution

Dividend distribution is recognized as a liability in the separate financial statements in the period in which dividends are approved by the Company’s shareholders.

I.	Revenue recognition

Dividend income

Dividends are recognized on the date on which the shareholders’ right to receive payment is established.

Interest income

Interest income is recognized on a time proportion basis, using the effective interest method.

J.	Expenses recognition

Expenses are recognized on an accrual basis regardless of when they are paid and, if any, in the same period in which the related income is recognized.

K.	Finance income and finance cost

The Company’s finance income and cost include the following:

▪	Interest income;

▪	Interest expense;

▪	Net gain or loss on financial assets at FVTPL;

▪	The foreign currency gain or loss on financial assets and financial liabilities; and

▪	The reclassification of net gains and losses previously recognized in OCI on cash flow hedges of interest rate risk and foreign currency risk for borrowings.

The Company has elected to classify cash flows for interest received as operating activities and cash flows for interest paid as financing activities.

L.	Foreign currency transactions and balances

Transaction in foreign currency are those transactions carried out in a currency other than the functional currency. Transactions in foreign currency are translated into functional currency at the exchange rates at the dates of the transactions.

The foreign currency gains or losses, resulting from the payment of such transactions and from the translation of monetary assets and liabilities stated in foreign currency at exchange rates ruling at period-end closing, are recognized in the separate statement of profit or loss.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

M.	Share-based payment

The Company provides share-based payments, which are equity settled, since they provide the participants the right to be compensated with a specific number of Company’s shares instead of receiving a payment based on the value of the Company’s shares.

The grant-date fair value of equity-settled share-based payment arrangements granted to non-executive members of the Board is generally recognized as an expense on a straight-line method during the vesting period, with a corresponding increase in equity, over the vesting period of the awards.

N.	Common control transactions

The Company presents common control transactions at the date the transaction occurs using book value accounting, without re-presenting comparative information as if the transaction had occurred before the start of the earliest period presented.

O.	Merger transaction

The Company accounts for the merger transactions prospectively at the date the transaction occurs.

P.	IFRS’ new amendments of mandatory application as of the periods beginning on January 1, 2023

The following amendments to IFRSs EU are required to be applied for annual periods beginning after January 1, 2023.

New standards or amendments	Effective date
IFRS 17 Insurance Contracts	Annual periods beginning on or after January 1, 2023.
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
Definition of Accounting Estimates (Amendments to IAS 8)
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12	Annual periods beginning on or after May 23, 2023

The Company adopted these amendments, not generating significant impacts on the separate financial statements as of December 31, 2023.

Q.	Standards issued but not yet effective

The following accounting pronouncements issued are applicable for annual periods beginning after January 1, 2024, and have not been applied in the preparation of these separate financial statements. The Company plans to adopt the corresponding accounting pronouncements on their respective dates of application.

New standards or amendments	Effective date
Non-current Liabilities with Covenants – Amendments to IAS 1 and Classification of Liabilities as Current or Non-current – Amendments to IAS 1	January 1, 2024
Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7
Lease Liability in a Sale and Leaseback – Amendments to IAS 16
Lack of Exchangeability – Amendments to IAS 21	January 1, 2025
IFRS 18 - Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19 - Subsidiaries without Public Accountability: Disclosures
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Available for optional adoption/effective date deferred indefinitely.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

In order to promote uniformity of application and clarify the requirements for determining whether a liability is current or non-current. As a consequence of this modification, entities must review their loan contracts to determine if their classification will change.

Modifications include the following:

▪	The right to defer settlement must be justified: current IAS 1 establishes that entities classify a liability as current when they do not have an unconditional right to defer settlement of the liability for at least twelve months following the date of exercise about which it is reported. As part of its amendments, the IASB has removed the requirement that the right be unconditional and instead states that the right to defer cancellation must be well-founded and exist at the end of the reporting period.

▪	The classification of revolving credit lines may change: entities classify a liability as non-current if they have the right to defer its cancellation for at least twelve months from the end of the reporting period. Now, the IASB has clarified that the right to defer exists only if the company meets the conditions specified in the loan agreement at the end of the reporting period, even if the lender does not verify compliance until a later date.

▪	Liabilities with equity settlement characteristics: the amendments state that the settlement of a liability includes the transfer of the entity's own equity instruments to the other party. The amendment clarifies the way in which entities classify a liability that includes a conversion option of the other party, which could be recognized as equity or as a liability separately from the liability component provided for in IAS 32 Financial Instruments: Presentation.

The amendment is effective, retrospectively, for annual periods beginning on or after January 1, 2024. Early application is permitted. However, the companies will consider including the information to be disclosed in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors in their following annual financial statements.

The Company is evaluating the impact, if any, of these amendments issued that are not yet effective as of the date of the separate financial statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS EU Practice Statement 2 Making Materiality Judgments)

In October 2018, the Board refined the definition of materiality to make it easier to understand and apply. This definition is aligned with the entire IFRS EU framework including the conceptual framework. The changes to the definition of materiality complement the non-mandatory Practice Statement 2 Making Judgments related to Materiality, issued by the Board in 2017, which outlines a four-step procedure that can be used to help make materiality judgments in the preparation of the financial statements.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

In February 2021, the Board issued amendments to IAS 1 Presentation of Financial Statements and an update to Practice Statement 2.

Modifications include the following:

▪	Requires companies to disclose their material accounting policies rather than significant accounting policies;

▪	Clarify that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and therefore do not need to be disclosed;

▪	Clarify that not all accounting policies that are related to material transactions, other events or conditions are in themselves material to the company's separate financial statements.

The amendments to Practice Statement 2 include two additional examples on the application of materiality in accounting policy disclosures.

To date, the Company is evaluating the future impact of adopting this amendment to the standard.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28

This amendment was issued on September 11, 2014, which requires that, when transfers are made from subsidiaries to an associate or joint venture, the entire gain is recognized when the transferred assets meet the definition of "business" under IFRS 3 Combinations of Business. The amendment places strong pressure on the definition of "business" for recognition in results. The amendment also introduces new and unexpected accounting for transactions that consider partial maintenance in assets that are not businesses.

The effective date of application of this amendment has been postponed indefinitely.

To date, the Company is evaluating the future impact of adopting this amendment to the standard.

R.	Sustainability policy pronouncements not yet effective

The following pronouncements issued are applicable for the preparations of sustainability reports. The Company intends to adopt the pronouncements on their respective dates of application and not in advance.

New IFRS of Sustainability	Effective date
IFRS S1 General Requirements for Disclosure about Sustainability Disclosures Related to Financial Information	Annual periods beginning on or after January 1, 2024. Early adoption is permitted with the joint application of IFRS S2.
IFRS S2 Climate-related Disclosures	Annual periods beginning on or after January 1, 2024. Early adoption is permitted with the joint application of IFRS S1.

4.	Cash and Cash Equivalents

As of December 31, this caption comprises the following:

In thousands of soles	2023	2022
Checking accounts (a)	5,038	185
	5,038	185

(a)	As of December 31, 2023, checking accounts are held at local banks in local and foreign currency for approximately S/ 1,251 thousand and US$ 1,022 thousand, respectively (US$ 49 thousand as of December 31, 2022).

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

In accordance with the information provided by international rating agency, the quality of the financial institutions where the Company deposits its cash has been rated as follows:

In thousands of soles	2023	2022
Bank deposits and accounts
A+	2,107	185
A	987	-
AAA	1,944	-
	5,038	185

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

5.	Related Party Balances and Transactions

The following are the balances of accounts receivable from and payable to related parties as of December 31, 2023 and 2022:

In thousands of soles	Note	2023			2022
		Other	Loans	Total	Other	Loans	Total
Accounts receivable
Current
Oncosalud S.A.C. (c)		-	26,567	26,567	-	-	-
Oncocenter Perú S.A.C. (d)		-	22,661	22,661	-	-	-
Medic Ser S.A.C. (e)		-	19,285	19,285	-	-	-
Clínica Vallesur S.A. (g)		-	154	154	-	-	-
GSP Servicios Generales S.A.C. (f)		-	1,892	1,892	-	-	-
Consorcio Trecca S.A.C. (b)		-	20,720	20,720	-	-	-
Auna Colombia S.A.S. (h)		3,590	51,162	54,752	-	-	-
Auna Salud S.A.C. (a)		-	89,464	89,464	-	-	-
Clínica Miraflores S.A. (j)		-	8	8	-	-	-
GSP Trujillo S.A.C. (i)		-	25	25	-	-	-
R&R Patólogos S.A.C		-	37	37	-	-	-
Auna Ideas (l)		-	1,319	1,319	-	-	-
Grupo Salud Auna México S.A. de C.V. (k)		1,461	8	1,469	-	-	-
		5,051	233,302	238,353	-	-	-
Non-current
Oncosalud S.A.C. (c)		-	389,612	389,612	-	-	-
Oncocenter Perú S.A.C.(d)		-	32,445	32,445	-	-	-
Medic Ser S.A.C.(e)		-	28,016	28,016	-	-	-
Auna Colombia S.A.S.(h)		25,798	368,258	394,056	-	-	-
GSP Trujillo S.A.C. (i)		-	1,601	1,601	-	-	-
Clínica Miraflores S.A. (j)		-	930	930	-	-	-
GSP Servicios Generales S.A.C.(f)		-	9,104	9,104	-	-	-
Clínica Vallesur S.A.C. (g)		-	18,154	18,154	-	-	-
		25,798	848,120	873,918	-	-	-
Total		30,849	1,081,422	1,112,271	-	-	-

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

thousands of soles	Note	2023			2022
		Other	Loans	Total	Other	Loans	Total
Accounts payable
Current	12
Oncosalud S.A.C. (c)		190	55,807	55,997	-	-	-
GSP Servicios Generales S.A.C. (f)		1,320	-	1,320	-	-	-
Clínica Bellavista S.A.C		-	11	11	-	-	-
Auna Salud S.A.C. (a)		1,354,257	1,038	1,355,295	-	-	-
Medic Ser S.A.C. (e)		-	9,695	9,695	-	-	-
Hospital y Clínica OCA S.A. de C.V		1,309	-	1,309	-	-	-
Auna S.A.A		-	-	-	1,806	-	1,806
Auna Ideas		-	2	2	-	-	-
Grupo Salud Auna México S.A. de C.V. (k)		3,936	18,148	22,084	-	-	-
		1,361,012	84,701	1,445,713	1,806	-	1,806
Non-current	12
Oncosalud S.A.C. (c)		1,517	-	1,517	-	-	-
		1,517	-	1,517	-	-	-
Total		1,362,529	84,701	1,447,230	1,806	-	1,806

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

(a)	As of December 31, 2023, the balance of accounts receivable from Auna Salud S.A.C. comprises loans granted for working capital amounting to S/ 89,464 thousand, which bear interest at an annual rate between 7.55% and 10.10%, have current maturity and have no guarantees.

As of December 31, 2023, the current balance of accounts payable for S/ 1,354,257 thousand to Auna Salud S.A.C. corresponds to the transaction for the purchase of the shares of Grupo Salud Auna México S.A. de C.V. (note 8).

(b)	As of December 31, 2023, the balance of accounts receivable from Consorcio Trecca S.A.C. comprises loans granted for working capital amounting to S/ 20,720 thousand, which bear interest at an annual rate between 7.55% and 10.10%, have current maturity and have no guarantees.

At the General Shareholders' Meetings, held on November 30 and December 30, 2023, it was agreed to capitalize loans receivable from the subsidiary Consorcio Trecca S.A.C. for S/ 700 thousand and S/ 1,800, respectively (note 8).

(c)	As of December 31, 2023, the current balance of accounts receivable from Oncosalud S.A.C. comprises loans granted for working capital amounting to S/ 26,567 thousand, which bear interest at an annual rate between 6.27% and 8.80%, have current maturity and have no guarantees.

As of December 31, 2023, the non-current balance of accounts receivable from
Oncosalud S.A.C. corresponds to loans granted for S/ 389,612 thousand, mainly for:
i) pre-payment of debts and ii) contributions and loans to the related party Auna Colombia, which accrue annual interest of 8.66% with a 10-year maturity of the principal and semi-annual collection of accrued interest.

As of December 31, 2023, the current and non-current balance of accounts payable for
S/ 55,997 thousand and S/ 1,517 thousand, respectively, to Oncosalud S.A.C. corresponds to the convertible promissory note transaction and the assignment received of the collection right of the call spread contract.

(d)	As of December 31, 2023, the non-current balance of accounts receivable from Oncocenter Perú S.A.C. corresponds to loans granted for S/ 32,445 thousand, mainly for pre-payment of debts, which accrue annual interest of 8.66% with a 10-year maturity of the principal and semi-annual collection of accrued interest.

As of December 31, 2023, the current balance of accounts receivable comprises loans granted for working capital amounting to S/ 22,661 thousand, which bear interest at an annual rate between 6.28% and 7.97%, are of current maturity and have no guarantees.

(e)	As of December 31, 2023, the non-current balance of accounts receivable from
Medicser S.A.C. corresponds to loans granted for S/ 28,016 thousand, mainly for pre-payment of debts, which accrue annual interest of 8.66% with a 10-year maturity of the principal and semi-annual collection of accrued interest. The current balance of accounts receivable corresponds to accrued interest on these loans.

As of December 31, 2023, the current balance of accounts receivable comprises loans granted for working capital amounting to S/ 19,285 thousand, which bear interest at an annual rate between 6.56% and 7.97%, have current maturity and have no guarantees.

As of December 31, 2023, the current balance of accounts payable to Medicser S.A.C. comprises loans granted for working capital amounting to S/ 9,695 thousand, which bear interest at an annual rate between 6.67%, have current maturity and have no guarantees.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

(f)	As of December 31, 2023, the non-current balance of accounts receivable from GSP Servicios Generales S.A.C. corresponds to loans granted for S/ 9,104 thousand, mainly for pre-payment of debts, which accrue annual interest of 8.66% with a 10-year maturity of the principal and semi-annual collection of accrued interest. The current balance of accounts receivable corresponds to accrued interest on this loan.

As of December 31, 2023, the current balance of accounts payable to GSP Servicios Generales S.A.C. corresponds mainly to reimbursements related to the future issuance of shares (see note 6.a).

(g)	As of December 31, 2023, the non-current balance of accounts receivable from Clínica Vallesur S.A. corresponds to loans granted for S/ 18,154 thousand, mainly for pre-payment of debts, which accrue annual interest of 8.66% with a 10-year maturity of the principal and semi-annual collection of accrued interest. The current balance of accounts receivable corresponds to accrued interest on this loan.

(h)	As of December 31, 2023, the current and non-current balance of accounts receivable for
S/ 3,590 thousand and S/ 25,798 thousand, respectively, from Auna Colombia S.A.S. corresponds to the assignment received of the payment obligation of the interest swap contract. This account receivable has a three-year maturity from November 30, 2020 and bears interest at a rate of 4.5% per annum. During 2022, an addendum to the financing agreement was signed modifying the payment of principal until maturity in 2025 and semi-annual accrued interest collections.

Likewise, the current and non-current balance of accounts receivable includes S/ 51,162 thousand and S/ 368,258 thousand, respectively, from Auna Colombia S.A.S. and corresponds mainly for pre-payment of debts, which accrue annual interest between 6.30% and 10.51% with a 10-year maturity of the principal and semi-annual collection of accrued interest.

(i)	As of December 31, 2023, the non-current balance of accounts receivable from Clínica
Trujillo S.A.C. corresponds to loans granted for S/ 1,601 thousand, mainly for working capital of the new Clínica Chiclayo, which accrue annual interest of 8.66% with a 10-year maturity of the principal and semi-annual collection of accrued interest. The current balance of accounts receivable corresponds to accrued interest on this loan.

(j)	As of December 31, 2023, the non-current balance of accounts receivable from Clínica Miraflores S.A. corresponds to loans granted for S/ 930 thousand, mainly for working capital amounting to S/ 930 thousand, which accrue annual interest of 8.66% with a 10-year maturity of the principal and semi-annual collection of accrued interest. The current balance of accounts receivable corresponds to accrued interest on this loan.

(k)	As of December 31, 2023, the current balance of accounts receivable corresponds mainly to payments miscellaneous realized by the Company in favor from Grupo Salud Auna México S.A. de C.V.

As of December 31, 2023, the current balance of accounts payable comprises mainly loans granted for working capital amounting to S/ 18,148 thousand, which bear interest at an annual rate of 14.4%, have current maturity and have no guarantees.

(l)	As of December 31, 2023, the current balance of accounts receivable from Auna Ideas comprises loans granted for working capital amounting to S/ 1,319 thousand, which bear interest at an annual rate between 7.55% and 9.18%, have current maturity and have no guarantees.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Related party transactions

For the year ended December 31, 2023, related party transactions comprise those described in this note:

In thousands of soles	Note	2023	From April 25 to December 31, 2022
Subsidiaries
Income
Finance income	14	49,987	-
Expenses
Finance costs	14	6,972	-

The annual change in loans and interest between related parties is as follows:

In thousands of soles	Receivable		Payable
	Loans	Interest	Loans	Interest
As of January 1, 2023	-	-	-	-
Balance arising from merger with Auna S.A.A.	1,186,960	25,854	131,066	6,040
Additions	98,688	-	78,117	-
Collection / payments	(282,108)	-	(70,907)	-
Capitalization	(2,500)	-	-	-
Compensation	-	-	(64,304)	(1,368)
Finance income	-	49,298	-	-
Finance costs	-	-	-	6,972
Received / paid interest	-	(8,641)	-	-
Exchange difference	13,871	-	(1,080)	165
As of December 31, 2023	1,014,911	66,511	72,892	11,809

Compensation to directors

As of December 31, 2023, the compensation paid to the board of directors amounts to S/ 1,253 thousand. Also, as of December 31, 2023 the expense were recognized for S/ 3,675 thousand corresponds to share based payment.

The Company does not grant any advances or commitments and guarantees granted on their behalf related to pension funds, life insurances and other similar concepts and other long-term benefits other than share-based payments to its key Management personnel, including Directors of the Company.

6.	Other Assets

As of December 31, this caption comprises the following:

In thousands of soles	2023	2022
Costs of anticipated equity transactions (a)	29,957	-
Tax credit from sales tax (b)	510	252
Payments in advance of income tax (c)	5,510	-
Claims to tax authority (d)	3,997	-
Convertible promissory note receivable (e)	2,113	-
Others	435	-
	42,522	252
Current	40,409	252
Non-current	2,113	-

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

(a)	It corresponds to incremental costs assumed by the Company, related to the issuance of shares on the New York Stock Exchange conducted by the Company in March 2024.

(b)	As of December 31, 2023, it includes the tax credit (net) of value added tax (VAT) corresponding to acquisitions and/or taxable services received by the Company.

(c)	It corresponds to payments in advance of income tax, which will be offset with future income tax in the 2024 fiscal year.

(d)	It corresponds to the recovery of the Temporary Tax on Net Assets. It was collected in full in the first quarter of 2024.

(e)	It corresponds to the promissory note agreement signed with the option to convert it into preferred shares of the company Tani Health Care.

Other accounts receivable, except for convertible promissory note receivable, have current maturity, do not accrue interest, and do not have specific guarantees. In the opinion of the Company's Management, it is not necessary to make an estimate for impairment of other accounts receivable.

7.	Derivative Financial Instruments

Derivatives foreign exchange operation agreements with deferred premium

The Company signed a derivative contract with Citibank N.A. (purchased collar and long forward) to cover 100% of the Senior Notes that mature in November 2025. The hedging of exchange rate fluctuations ranges from S/ 4.200 to S/ 4.300 per US$ 1. These derivatives instruments are classified as non-current under the same structure as the hedged item (senior notes) due the entire principal value will be paid when the maturity date will be met.

On December 18, 2023, new senior notes maturing in 2029 were issued in exchange for a part of the previous senior notes that were canceled in the exchange, and this derivative instrument was designated as a hedge to cover both senior notes up to the reference value.

The Company signed a foreign exchange options contract which included a purchased collar with Citibank N.A. for a notional amount of S/ 238,650 thousand (equivalent to US$ 55,500 thousand) to hedge 100% of a loan in favor of its related party Auna Colombia from JP Morgan bank. These hedging derivatives cover the exchange fluctuations ranging from S/ 3.875 to S/ 4.300 per US$ 1. Also, as a result of this negotiation, the Company recorded an increase in the derivative financial asset and in the premiums payable amounting to S/ 13,774 thousand.

The Company signed a foreign exchange derivative contract with Citibank N.A., which included purchased collar for US$ 53,000 thousand. It covered 100% of the new Senior Notes. Subsequently, this loan was paid in December 2023, and this derivative financial instrument was designated as a hedge to cover the new Term Loan signed on December 18, 2023. The non-hedged portion had an impact on profit or loss, which was recorded as a finance cost (note 14). These hedging derivatives cover the exchange fluctuations ranging from S/ 3.8575 to S/ 4.30 per US$ 1.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

As of December 31, 2023, this caption comprises the following:

In thousands of soles	Reference value	Maturity date	2023	2022
Derivative assets mandatorily measured at FVOCI
Fx operation Agreements – Purchased collar (long put)	US$ 300,000	2025	(33,325)	-
Fx operation Agreements – Purchased collar (short call)	US$ 300,000	2025	50,870	-
Fx operation Agreements – Purchased collar	US$ 55,500	2026	6,464	-
Fx operation Agreements – Purchased collar	US$ 2,082	2028	254	-
Fx operation Agreements – Purchased collar	US$ 50,918	2028	6,205	-
			30,468	-
Current			-	-
Non-current			30,468	-

As of December 31, 2023, there are outstanding premiums payable to Citibank N.A. (former Goldman Sachs) amounting to S/ 59,335 thousand which were included in ‘Other accounts payable’ (note 12). The liabilities payable were incurred in connection with purchased collar and long forward agreements.

The reconciliation with the other comprehensive income, net of tax, as follow:

In thousands of soles	Cost of hedging reserve	Hedging reserve	Total
Balances arising from the merger with Auna S.A.A.	7,462	9,862	17,324
Changes in fair value	(9,101)	(3,987)	(13,088)
Reclassified from OCI to exchange difference	-	24,123	24,123
Reclassified from OCI to finance cost	(13,333)	-	(13,333)
Change in tax rate (jurisdiction)	1,580	(450)	1,130
Balances as of December 31, 2023	(13,392)	29,548	16,156

8.	Investments in Subsidiaries

As of December 31, this caption comprises the following:

Subsidiaries	Percentage ownership interest		Carrying amount
	2023	2022	2023	2022
Auna Salud S.A.C. (a)	78.80	-	797,035	-
Consorcio Trecca S.A.C. (b)	93.89	-	38,438	-
Operador Estratégico S.A.C. (c)	99.99	-	2,517	-
Grupo Salud Auna México, S.A. de C.V. (d)	99.99	-	1,354,257	-
Auna Colombia S.A.S. (e)	9.73	-	82,287	-
			2,274,534	-

Changes in investments in subsidiaries during the year include:

In thousands of soles	2023	2022
As of January 1,	-	-
Balances arising from the merger with Auna S.A.A.	982,081	-
Purchase price adjustment (d)	1,368	-
Purchase of shares (d)	1,354,257	-
Debt capitalization (b)	2,500	-
Sale of shares (d)	(65,672)	-
As of December 31,	2,274,534	-

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Auna Salud S.A.C.

(a)	This Company is engaged in the custody and management of investments. It was incorporated on December 5, 2014 and its subsidiaries are Oncosalud S.A.C., GSP Inversiones S.A.C., GSP Servicios Generales S.A.C. and GSP Servicios Comerciales S.A.C.

Likewise, Oncosalud S.A.C. has the following subsidiaries: Oncocenter Perú S.A.C.,
Medicser S.A.C. and Auna Colombia S.A.S.

GSP Inversiones S.A.C. has the following subsidiaries: Servimedicos S.A.C., Clínica
Bellavista S.A.C., GSP Trujillo S.A.C., Clínica Miraflores S.A., Clínica Vallesur S.A., Laboratorio Clínica Inmunológico Cantella S.A.C. and R Y R Patólogos Asociados S.A.C.

The registration office is Lima, Peru and the net assets and loss for the period of Auna
Salud S.A.C. as of December 31, 2023 are S/ 2,150,133 thousand and S/ 534 thousand, respectively.

Consorcio Trecca S.A.C. (non-operating)

(b)	As of December 31, 2023, the Company has a direct interest in Consorcio Trecca S.A.C. of 93.89% and an indirect interest through Operador Estratégico S.A.C. of 6.11%.

At the General Shareholders’ Meetings, held on November 30 and December 30, 2023, an agreement was reached to capitalize the loans receivable from the subsidiary Consorcio Trecca S.A.C. for S/ 700 thousand and S/ 1,800, respectively (note 5).

The registration office is Lima, Peru and the net assets and loss for the period of Consorcio Trecca S.A.C. as of December 31, 2023 are S/ 20,971 thousand and S/ 2,735 thousand, respectively.

Operador Estratégico S.A.C. (non-operating)

(c)	The Company holds a 99.99% direct interest in Operador Estratégico S.A.C.

The registration office is Lima, Peru and the net assets and loss for the period of Operador Estratégico S.A.C. as of December 31, 2023 are S/ 2,496 thousand and zero, respectively.

Grupo Salud Auna México, S.A. de C.V

(d)	Grupo Salud Auna México, S.A. de C.V is incorporated in Mexico, Grupo Salud Auna
Mexico S.A. de C.V., a holding company focused on healthcare investments. Likewise, Grupo Salud Auna México, S.A. de C.V.'s subsidiaries are Hospital y Clínica OCA, S.A de C.V. and Dentegra Seguros Dentales, S.A. which were acquired in October 2022 and February 2023 at an acquisition price of S/ 2,674,803 thousand and S/ 65,672 thousand, respectively. As of December 31, 2023, those acquisitions generated a goodwill in the Company’s consolidated financial statements as of December 31 amounting to S/ 1,572,202 thousand and S/ 22,963 thousand, respectively.

The General Shareholders' Meeting of Dentegra Seguros Dentales, S.A. held on July 24, 2023, approved the distribution of cash dividends for S/ 1,343 thousand, recognizing such income under the ‘dividend income’ in the separate statement of comprehensive income.

On July 2023, a price adjustment was made for the acquisition of Dentegra Seguros Dentales, S.A. (acquired on February 1, 2023) for S/ 1,368 thousand.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

On August 31, 2023, Auna S.A. made a purchase of shares of Grupo Salud Auna México, S.A. de C.V. to Auna Salud S.A.C. amounting to S/ 1,354,257 thousand.

On December 2023, the Company received the authorization to selling the 100% of shares of Dentegra Seguros Dentales, S.A. to Grupo Salud Auna México S.A. de C.V. for an amounting to S/ 65,672 thousand, previously the acquisition from Dentegra Seguros Dentales, S.A. was in February 2023 with resources obtained from loan granted for Grupo Salud Auna
México, S.A. de C.V. to Auna S.A.A. for an amounting to S/ 65,672 thousand. The transaction was approved on December 7, 2023 by the Comisión Nacional de Seguros y Fianzas – CNSF (Mexican Commission of Insurers) and Grupo Salud Auna México S.A. de C.V. obtained control over the entity from the approval date. CNSF authorizes, regulates and supervises the operations of entities that provide insurance services.

The registration office is Ciudad de Mexico, México and the net assets and loss for the period of Grupo Salud Auna México, S.A. de C.V. as of December 31, 2023 are S/ 1,295,204 thousand and S/ 128,73 thousand, respectively.

Auna Colombia S.A.S.

(e)	As of December 31, 2023, the Company has a direct interest in Auna Colombia S.A.S. of 9.73% and an indirect interest through Oncosalud S.A.C. of 78.80%.

Auna Colombia S.A.S. was incorporated in the Republic of Colombia on September 10, 2018. Its primary purpose is to engage in the organization, promotion, and acquisition of direct or indirect investments in various businesses related to the provision of healthcare services. Since 2018, it operates through Promotora Médica Las Américas S.A. (Hereinafter "PMLA"); since September 1, 2020, it operates through Clínica Portoazul; and since April 21, 2022, it operates through de Oncomedica S.A.

The registration office is Medellín, Colombia and the net assets and profit for the period of Auna Colombia S.A.S. as of December 31, 2023 are S/ 890,681 thousand and S/ 58,304 thousand, respectively.

As of December 31, 2023, the Company has analyzed the impairment indicators established in the policy (note 3.B) and has concluded that there are no indicators of impairment as a whole. Even though it was identified that for Grupo Salud Auna México, S.A. de C.V and Consorcio Trecca S.A.C. (pre-operating) the carrying amounts of investments are higher than the carrying amount of the investees´ net assets, the Company has concluded that there are no impairment indicators based on the overall evaluation of the financial performance, the cash flow projections and the forecast of each operating investee, and the project viability expectations for pre-operating investee. The Company has also concluded that the investees will generate the necessary future cash flows for their operations.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

9.	Deferred Income Tax

As of December 31, 2023, this caption comprises the following:

In thousands of soles	Balances as of January 1	Balances arising from the merger with Auna S.A.A.	Recorded in the profit or loss for the year	Recorded in other comprehensive income	Balances as of December 31
Derivative financial instruments	-	8,035	(1,118)	(1,892)	5,025
Share based payments	-	-	915	-	915
Loans and borrowings	-	4,216	(8,378)	-	(4,162)
Other	-	9	(409)	-	(400)
Net tax	-	12,260	(8,990)	(1,892)	1,378

See tax matters in Note 15.

10.	Loans and Borrowings

As of December 31, the terms and conditions of outstanding obligations are the following:

In thousands of soles	Type of obligation	Maturity	Interest rate	Currency	Outstanding balances
					2023		2022
					Face value	Carrying amount	Face value	Carrying amount
Secured bonds issue	Senior Notes	2025	6.50%	US$	237,560	210,837	-	-
		2029	10.00%		1,503,087	942,766	-	-
Banco Interamericano de Finanzas	Bank loan		8.15%	PEN	5,204	5,093	-	-
		2024	7.61%	US$	7,520	7,464	-	-
			8.30%	PEN	8,530	8,373	-	-
Banco Santander México, HSBC and Citibank	Bank loan	2028	SOFR+ 4.375%	US$	642,769	454,486	-	-
					2,404,670	1,629,019	-	-
Current						27,437		-
Non-current						1,601,582		-

Senior Notes

On December 18, 2023, the Company issued US$ 253.0 million aggregate principal amount of the 2029 Notes in exchange for US$ 243.4 million aggregate principal amount of 2025 Senior Notes, which were paid upon the Exchange. The Company did not receive any cash proceeds from the issuance of the 2029 Senior Notes. The new senior notes have an interest rate of 10.00% per year, payable semiannually and due on December 18, 2029. Following the closing of the Exchange,
US$ 56,6 million aggregate principal amount of 2025 Senior Notes did not accept the exchange and its terms remain unchanged. The transaction costs incurred in relation to the exchange amounted to S/ 62,193 thousand (equivalent to US$ 16,571 thousand).

As a result of the aforementioned exchange, since December 18, 2023 (the "Issuance Date"), the Company has to comply with the following covenants when planning to incur new indebtedness:

▪	The Net Leverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis is less than (i) 4:75 to 1:00, if such Indebtedness occurs before the first anniversary of the Issue Date; (ii) 4:25 to 1:00, if such Indebtedness occurs on or after the first anniversary of the Issue Date but before the second anniversary of the Issue Date; and (iii) 3.75 to 1:00, if such Indebtedness occurs on or after the second anniversary of the Issue Date; and

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

▪	The Interest Coverage Ratio for the Issuer and its Restricted Subsidiaries on a consolidated basis is at least of (i) 1.50 to 1:00, if such Incurrence of Indebtedness occurs on or before September 30, 2024; (ii) 1.75 to 1:00, if such Incurrence of Indebtedness occurs on or before September 30, 2025; and (iii) 2.25 to 1:00, if such Incurrence of Indebtedness occurs after September 30, 2025.

As of December 31, 2023, the Company is in compliance with the covenants above indicated.

Term Loan

On December 18, 2023, the Company signed a Term Loan with Banco Santander México, HSBC and Citibank amounting to S/ 469,500 thousand (equivalent to US$ 125,000 thousand). Such loan matures in 2028. The transaction costs incurred in relation to the loan amounted to S/ 11,312 thousand (equivalent to US$ 3,013 thousand) and are presented net of debt.

On December 18, 2023, with the resources obtained from the Term Loan, the Company pre-paid the existing loan “Notes Purchase Agreement” with maturing in April 2028. As a result of prepayment, the Company recorded a penalty of S/ 13,845 thousand (note 14) and recorded a write-off of the remaining debt issuance costs of S/ 15,176 as “finance costs” in the separate financial statement of profit or loss.

This agreement has qualitative covenants calculated based on the consolidated financial statements of Auna S.A. and its subsidiaries. As of December 31, 2023, the Company comply with the quantitative terms of the following covenants:

▪	The consolidated leverage rat is less than (i) 4.75 to 1:00, for fiscal quarters ended
December 31, 2023; March 31, 2024; June 30, 2024; and September 30, 2024; (ii) 4.25 to 1:00 for fiscal quarters ending December 31, 2024, March 31, 2025; June 30, 2025; September 30, 2025, (iii) 3.75 to 1:00 for fiscal quarters ending December 31, 2025,
March 31, 2026, June 30, 2026 and September 30, 2026; and (iv) 3.25 to 1:00 for fiscal quarters ending December 31, 2026, and at the end of each subsequent fiscal quarter thereafter.

▪	The consolidated interest coverage ratio is greater than (i) 1.50 to 1:00, for fiscal quarters ending December 31, 2023; March 31, 2024; June 30, 2024; and September 30, 2024,
(ii) 1.75 to 1:00 for fiscal quarters ending December 31, 2024, March 31, 2025; June 30, 2025; September 30, 2025; (iii) 2.75 to 1:00 for fiscal quarters ending December 31, 2025 and at the end of each subsequent fiscal quarter thereafter.

Bank borrowings

During 2023, the Company obtained new loans in soles and U.S. dollars with local banking institutions, mainly to cover its short-term obligations. These loans have current maturities and have no guarantees.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

(a)	Reconciliation of movement in liabilities to cash flows arising from financing activities:

In thousands of soles	Financial loans	Borrowings payable to related parties	Interest payable to related parties	Premiums payable for derivative contracts	Share capital	Accumulated results	Total
Balance as of January 1, 2023	-	-	-	-	191	(2,203)	(2,012)
Changes in cash flows from financing
Payment of derivatives premiums	-	-	-	(15,906)	-	-	(15,906)
Proceeds from loans and borrowings	497,428	-	-	-	-	-	497,428
Repayment of borrowings from financial obligations	(565,195)	-	-	-	-	-	(565,195)
Borrowings from related parties	-	78,117	-	-	-	-	78,117
Repayment of borrowings from related parties	-	(70,907)	-	-	-	-	(70,907)
Payment of debt pre-payment penalty	(13,845)	-	-	-	-	-	(13,845)
Interest paid	(89,792)	-	-	-	-	-	(89,792)
Total changes from financing cash flows	(171,404)	7,210	-	(15,906)	-	-	(180,100)
The effect of changes in foreign exchange rates	35,650	(1,080)	165	-	-	-	34,735
Total equity-related other changes	-	-	-	-	8,629	(146,323)	(137,694)
Other changes
Balance arising from merger with Auna S.A.A.	1,621,746	131,066	6,040	73,909	-	-	1,832,761
Interest expense	88,687	-	6,972	1,332	-	-	96,991
Transaction costs related to borrowings	(86)	-	-	-	-	-	(86)
Offsetting of loans with related parties	-	(64,304)	(1,368)	-	-	-	(65,672)
Debt exchange	40,581	-	-	-	-	-	40,581
Debt pre-payment penalty	13,845	-	-	-	-	-	13,845
Balance as of December 31, 2023	1,629,019	72,892	11,809	59,335	8,820	(148,526)	1,633,349

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

11.	Trade Accounts Payable

As of December 31, this caption comprises the following:

In thousands of soles	2023	2022
Soles	842	-
U.S. dollars	19,945	-
Euros	461	643
Current	21,248	643

The trade accounts payable are mainly related to local suppliers. These accounts payable do not bear interest.

12.	Other Accounts Payable

As of December 31, this caption comprises the following:

In thousands of soles	2023	2022
Current
Derivatives Fx premiums and accounts payable for “unwind” (a)	24,270	-
Taxes payable	162	-
Other accounts payable	615	-
	25,047	-
Non-current
Derivatives Fx premiums and accounts payable for “unwind” (a)	35,065	-
Non-current	35,065	-

(a)	Derivatives premiums financing

As of December 31, the balance corresponds to the liabilities payable of the premiums of the “purchase collar and long forward” agreements with semi-annual equal payments (note 7).

In thousands of soles	Maturity	Currency of origin	Annual nominal interest rate	Current portion	Non-current portion	December 31, 2023
Citibank	2025	S/	1.67%	18,259	18,907	37,166
Citibank	2028	S/	1.30%	2,493	8,814	11,307
Citibank	2026	S/	1.67%	3,416	6,983	10,399
Citibank	2028	S/	1.30%	102	361	463
				24,270	35,065	59,335

13.	Equity

A.	Share capital

As of December 31, 2023, the share capital is represented by 241,544,679 class “A” ordinary shares and 2,000 class “B” ordinary shares with a par value of US$ 0.01 each and as of December 31, 2022, the share capital is represented by 4,999,000 class “A” ordinary shares and 1,000 class “B” ordinary shares with a par value of US$ 0.01 each.

Each share of our common stock represents the same economic interest, except that, as provided in our by-laws, each year that dividends are distributed, the class A shares benefit from the right to receive a preferred dividend consisting of 100% of any dividends distributed until we have distributed US$ 1 billion in the aggregate in dividends. The excess dividends that the general shareholders’ meeting decides to distribute will be distributed proportionally to the equity interest held by shareholders in both class “A” and class “B” shares.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

On July 6, 2023, the Company issued 236,545,679 class A shares and 1,000 class B shares and recognized an additional share capital for S/ 8,629 thousand as part of the merger between Auna S.A. and Auna S.A.A. (note 13.B). As a result of the aforementioned reorganization process as of December 31, 2023, the new share capital structure is as follows:

Range of shareholding percentage	Number of shareholders	Participation Percentage
From 0.01 to 0.79	4	2.47
From 0.80 to 2.37	4	9.50
From 2.38 to 9.13	4	29.77
From 9.14 to 58.26	1	58.26
	13	100.00

B.	Merger reserve

On July 6, 2023, the merger by absorption between Auna S.A. and Auna S.A.A. was completed, resulting in the transfer of all assets and liabilities of Auna S.A.A. into the branch of Auna S.A. As a result of the merger, additional share capital was recognized in Auna S.A. for S/ 8,629 thousand and a Merger Reserve for S/ 452,404 thousand.

The Merger Reserve was calculated by subtracting the net assets of Auna S.A. as of July 5, 2023 at cost, prepared in accordance with Luxembourg legal and regulatory requirements, and the additional share capital recognized by S/ 8,629 thousand.

In thousands of soles	As of July 5, 2023
Assets
Cash and cash equivalents	7,950
Other assets	1,253,797
Intangibles	23,332
Investments in subsidiaries	982,080
Total assets	2,267,159
Liabilities
Loans and borrowings	(1,650,470)
Trade accounts payable	(5,313)
Other accounts payable	(150,343)
Total liabilities	(1,806,126)
Net Assets of Auna S.A.A. as of July 5, 2023, at cost	461,033
New shares contributed for the merger	(8,629)
Merger Reserve	452,404

To incorporate the assets and liabilities of Auna S.A.A., the Company converted the financial statements of Auna S.A.A.as of July 5, 2023 to IFRS EU, resulting in:

In thousands of soles	2023
Net Assets of Auna S.A.A. as of July 5, 2023, at cost	461,033
Adjustments for standards conversion (a)	(5,264)
Net Assets of Auna S.A.A. as of July 5, 2023, prepared based on IFRS EU	455,769

(a)	The adjustments include the cost of hedging reserve and the hedging reserve for debit balance of S/ 7,462 thousand and debit balance of S/ 9,862 thousand, net of tax, respectively.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

At the date of the merger, the accounts of Auna S.A and Auna S.S.A. were as follows:

In thousands of soles	Auna S.A. as of July 5, 2023 before Merger	Net assets of Auna S.A.A. as of July 5, 2023 at cost	Eliminations	Auna S.A. as of July 5, 2023 after Merger at cost	Conversion to IFRS EU (*)	Auna S.A. as of July 5, 2023 after Merger under IFRS EU
Assets
Cash and cash equivalents	182	7,950	-	8,132	-	8,132
Other assets	340	1,253,797	(3,364)	1,250,773	26,782	1,277,555
Intangibles	-	23,332	-	23,332	(23,332)	-
Derivative financial instruments	-	-	-	-	15,389	15,389
Investments in subsidiaries	-	982,080	-	982,080	-	982,080
Deferred tax	-	-	-	-	12,260	12,260
Total assets	522	2,267,159	(3,364)	2,264,317	31,099	2,295,416
Liabilities
Loans and borrowings	-	1,650,470	-	1,650,470	(28,725)	1,621,745
Trade accounts payable	-	5,313	-	5,313	-	5,313
Other accounts payable	3,354	150,343	(3,364)	150,333	64,420	214,753
Derivative financial instruments	-	-	-	-	668	668
Total liabilities	3,354	1,806,126	(3,364)	1,806,116	36,363	1,842,479
Equity
Share Capital	191	8,629	-	8,820	-	8,820
Cost of hedging reserve	-	-	-	-	(7,462)	(7,462)
Hedging reserve	-	-	-	-	(9,862)	(9,862)
Merger reserve	-	452,404	-	452,404	-	452,404
Other reserves	-	-	-	-	12,060	12,060
Retained losses	(3,023)	-	-	(3,023)	-	(3,023)
Total equity	(2,832)	461,033	-	458,201	(5,264)	452,937
Total liabilities and equity	522	2,267,159	(3,364)	2,264,317	31,099	2,295,416

(*) These effects correspond to the impacts on the transition of Auna S.A.A.'s financial statements to IFRS EU after the merger, due to the financial statements used in the merger reserve calculation was prepared at cost. These effects are not part of the conversion of financial statements of Auna S.A. from at cost to IFRS EU as explained in note 2.

C.	Cost of hedging reserve

The cost of hedging reserve reflects gain or loss on the portion excluded from the designated hedging instrument that relates to the forward element of forward contract and as well as the time value of purchased collar contract. It is initially recognized in OCI and accounted for similarly to gains or losses in the hedging reserve. This item includes a non-distributable reserve of S/ 13,392 thousand.

D.	Hedging reserve

Hedging reserve includes the effective portion of the accumulated net change in the fair value of the hedging instruments used in cash flow hedges with subsequent recognition in profit or loss. This reserve is recognized net of deferred income tax.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

E.	Undistributable reserve

The Company has analyzed their financial statements and concluded that:

▪	There are no unrealized income and gains, net of tax related thereto, shown in the profit and loss accounts to be recognized as undistributable reserves.

▪	As part of the transition after the Merger (note13.B), the company recognized as undistributable reserve, net of taxes related thereto, S/ 18,109 thousand, in relation to the costs of anticipated equity transactions. As of the December 31, 2023, this amount increased to S/ 22,498 thousand. There are no other positive variations of capital and reserves, net of tax related thereto, recorded in the opening balance of the first annual accounts drawn up in accordance with IFRS EU or where a standard was first applied to a category of assets or to an asset or a liability or to a specific instrument of capital and reserves to be recognized as undistributable reserves.

▪	The Company has unrealized income and profits, net of taxes related thereto, shown in Cost of hedging reserve that did not flow through the profit and loss account recognized as undistributable reserves for S/ 13,392 thousand.

▪	The Company has recognized, net of tax related thereto, the expenses of shared based payments as undistributable reserves for S/ 3,365 thousand.

As of December 31, 2023, the total amount of undistributable reserve corresponds to S/ 39,255 thousand.

F.	Legal reserve

In accordance with Luxembourg Law, the Company must appropriate to the legal reserve a minimum of 5% of the net statutory profit, until such reserve equals 10% of the share capital. The legal reserve is not available for distribution to shareholders except upon dissolution of the Company.

14.	Finance Income and Finance Costs

This caption comprises the following:

In thousands of soles	Note	2023	From April 25 to December 31, 2022
Finance cost
Financial liabilities measured at amortized cost – interest expense	10(a)	90,019	-
Cash flow hedges – reclassified from OCI for costs of hedging reserve		17,753	-
Interest on debt to related parties	5 & 10(a)	6,972	-
Financial assets at FVTPL – net change in fair value: Derivate assets mandatorily measured at FVTPL		1,682	-
Extinguishment of debt		62,193	-
Financial debt prepayment penalty		13,845	-
Other		4,654	-
		197,118
Finance income
Interest on loans to related parties	5	49,987	-
Interest on term deposits		166	-
Exchange difference		13,267	58
		63,420	58

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

(a)	In 2023, net exchange difference includes an effect for S/ 32,100 thousand for the cash flow hedges reclassified from OCI (note 7).

15.	Tax Matters

Tax regime applicable to income tax

Tax rates

A.	The Company is subject to the Luxembourg tax regime. As of December 31, 2023, the current income tax rate is 24.9%, calculated based on the taxable income. The Peruvian branch Auna S.A. Sucursal del Perú is subject to the Peruvian tax regime, whose income tax rate is 29.5% calculated on the taxable income.

Tax losses carried forward

B.	The Company has not recognized a deferred tax asset related to the tax-loss carryforward of those companies where it is not more likely than not that the tax-loss carryforward can be used to compensate future taxable net income.

Unrecognized deferred tax assets

C.	Deferred tax assets have not been recognized in respect of the following item, because it is unlikely that future taxable profit will be available against which the Company can use the corresponding benefits.

	2023		2022
In thousands of soles	Gross amount	Tax effect	Gross amount	Tax effect
Tax losses	117,988	30,608	2,203	549

Unrecognized deferred tax assets expire as follows:

In thousands of soles	2023	Expiry date	2022	Expiry date
Expire	22,728	2024-2040	549	2023-2039
Never expire	7,880		-
Income tax	30,608		549

Tax losses incurred in Luxembourg can be carried forward for a maximum of 17 years.

Tax losses incurred in Perú can be carried forward for two methods to offset your tax losses:

▪	System A - The tax loss may be used until four years after it has been generated.

▪	System B - The tax loss may be offset with future income until it is extinguished, applying said loss up to 50 percent of the taxable income per year.

In the case of the Peruvian branch, system B was chosen.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Income tax determination

D.	The Company did not determine current income tax for the years ended December 31, 2023 and 2022, since it obtained tax loss.

In thousands of soles	Note	2023	From April 25 to December 31, 2022
Current		-	-
Deferred	9	(8,990)	-
Income tax		(8,990)	-

Reconciliation of the income tax effective rate to the tax rate is presented as follows:

In thousands of soles	2023		From April 25 to December 31, 2022
Loss before tax	(141,008)	100.00%	(2,203)	100.00%
Current tax as per theoretical rate	(35,111)	24.90%	(549)	24.90%
Effect of tax rates	(2,994)	2.12%	-	-
Non-temporary items	12,522	(8.88%)	-	-
Tax losses for which deferred tax asset was not recognized	30,608	(21.71%)	549	(24.9%)
Write-offs of deferred tax assets	3,404	(2.41%)	-	-
Others	561	(0.40%)	-	-
Current and deferred tax registered as per effective rate	8,990	(6.38%)	-	-

Transfer pricing

E.	For the purpose of determining the Income Tax, the transfer prices of transactions with related parties and with companies domiciled in countries or territories that are noncooperating or low or zero tax countries or territories, or with entities or permanent establishments whose income, revenues or gains from said contracts are subject to a preferential tax regime, must be supported by documented information on the valuation methods used and the criteria considered for their determination. On the basis of the analysis of the operations of the Company, Management and its internal legal advisors believe that, as a consequence of the application of these standards, contingencies will not arise as of December 31, 2023.

Review of tax administration

F.	The Luxembourg Tax authority is entitled to audit and, if applicable, to correct the income tax calculated by the Company within the five years following the year of tax return filing.

The Company’s sales tax returns in Luxembourg are open for review by the tax authorities for the same years indicated in the preceding paragraph.

Uncertainty over income tax treatments.

G.	The companies believe that their accrual for tax liabilities is adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Tax regime applicable to Value Added Tax (VAT)

H.	The Luxembourg Value Added Tax (VAT) rate is 17% and Perú Has value added tax rate is 18%.

Pillar Two

I.	In Luxembourg, the Parliament adopted the bill of law 8292 implementing Council Directive (EU) 2022/2523 dated 14 December 2022 on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU, commonly known as Pillar Two, on 20 December 2023 and the law was published in the official gazette on 22 December 2023, therefore Lux Pillar Two is only effective as of January 1, 2024 and it has not been enacted in Peru, Colombia nor Mexico.

Management has analyzed the potential exposure of the Company to the Pillar Two concluding that there is no any impact on the Company’s separate financial statements as of and for the year ended December 31, 2023 and Management also expects no significant impacts of Pillar Two in the coming years basically due to the following:

▪	As of December 31, 2023, the consolidated Group’s revenue did not exceed EUR 750 million in at least two out of the last four years.

▪	Neither the Company or its subsidiaries in Peru, Colombia and Mexico have an effective tax rate of 15% or less. The theorical tax rate is also higher than 15% in each country.

▪	Management has no expectation to obtain an effective tax rate of 15% or less in Peru, Colombia or Mexico in the coming years.

16.	Financial Risk Management

Due to its business, the Company assumes the risks inherent to its activities related to the market, credit, liquidity and foreign currency.

Management is responsible for monitoring these risks, based on various measurement, analysis and control techniques to minimize potential effects, although the use of these mechanisms does not completely eliminate the inherent risk factors to which the Company is exposed.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

A.	Market risk

i.	Exchange risk

Exchange rate risk arises mainly from loans and other liabilities held in US dollars. To mitigate this risk, as of December 31, 2023 and 2022, the Company used derivative financial instruments to hedge the exposure to the exchange rate risk, for more than 90% of its financial obligations.

As of December 31, the Company has the following assets and liabilities stated in U.S. dollars:

In thousands of U.S. dollars	2023	2022
Assets
Cash and cash equivalents	1,022	49
Other assets	116	-
Other accounts receivable from related parties	132,647	-
Derivative financial instruments	8,206	-
	141,991	49

Liabilities
Loans and borrowings	(438,394)	-
Trade accounts payable	(5,371)	-
Other accounts payable	(165)	-
Other accounts payable to related parties	(19,596)	(471)
	(463,526)	(471)
Liability position, net	(321,535)	(422)

As of December 31, the exchange rate, used by the Company to translate the balances of assets and liabilities into foreign currency, has been published by the Peruvian Banking, Insurance and Pension Plan Agency (SBS), as follows:

In soles	2023	2022
US$ 1 - Exchange rate - Buy (assets)	3.705	3.808
US$ 1 - Exchange rate - Sale (liabilities)	3.713	3.820

As of December 31, 2023 and 2022, the Company recorded net gain on exchange difference of S/ 13,267 thousand and S/ 58 thousand respectively.

A reasonably possible strengthening (weakening) of the U.S. dollar against the Peruvian sol as of December 31 would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by amounts shown below:

In thousands of soles	Fluctuations in exchange rates (%)	2023		2022
		Profit or loss for the fiscal year	Other comprehensive income	Profit or loss for the fiscal year	Other comprehensive income
Weakening	5	61,270	(1,520)	81	-
Weakening	10	122,540	(3,040)	161	-
Strengthening	5	(61,270)	1,520	(81)	-
Strengthening	10	(122,540)	3,040	(161)	-

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

ii.	Interest rate risk

The interest rate risk comes mainly from the Group financing sources. The main exposure is related to obligations with verifiable interest rates based on SOFR. Fixed rates expose the company to fair value risk. As of December 31, 2023, the Company is in the process of acquiring variable rate interest hedging instruments of the new debts which the process was finished in April 2024.

B.	Credit risks

The Company’s financial assets are exposed to credit risk concentrations mainly comprising bank deposits and other accounts receivable from related parties.

Regarding to bank deposits, the Company reduces the likelihood of credit risk concentrations because it keeps its deposits and places its cash investments at first-class financial entities (according to Apoyo & Asociados, a partner of Fitch Ratings) and limits the amount of exposure to credit risk in any of such financial entities.

Regarding to others accounts receivable from related parties, it is comprising mainly loans granted where in Management´s opinion do not represent a significant exposure to credit risk due are mitigated since:

▪	the Company is the controlling of the subsidiaries and has sufficient power in each subsidiary where maintain accounts receivable.

▪	the Company evaluates the financial performance of the related parties, including their financial indicators, forecast and projected cash flows, to evaluate if they can generate a positive operating cash flows to fulfill their obligations.

▪	for the related parties in pre-operative stage, the Company also evaluates the status of the project and the expected viability of the project.

▪	there is not any past due balance, including principal and interest.

▪	there has not been any write-off of others accounts receivable from related parties.

The Company has calculated the expected credit losses related to others accounts receivable from related parties in accordance with IFRS 9, considering loss experience and forward-looking information. The Company determined the exposure to a credit risk from each related party to predict of the risk of loss and using available information such as external ratings, financial statements, financial ratios and cash flow projections, among other, and applying experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default.

As of December 31, 2023 and 2022, the Company has concluded that the potential loss allowance due to expected credit losses is not material for the separate financial statements. In this regard, the gross carrying amount of others accounts receivable from related parties of S/ 1,112,271 thousand remains with no loss allowance.

The Company has also concluded that the related parties are able to generate future cash flows to continue with their operations, including the ability to pay the loans to Auna S.A. and its corresponding interests.

C.	Liquidity risk

Prudent liquidity risk management implies holding and the possibility of committing and/or having committed financing through a proper number of credit sources.

As of December 31, 2023, the Company mainly has accounts payable with related parties, which will be paid mainly with future refinancing.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

In addition, the Company has adequate levels of cash and cash equivalents considering:

▪	It can finance its current assets (other accounts receivable) with current liabilities (accounts payable and others).

▪	In addition, the Company has revolving credit lines, which can be used by the Company, as well as by some of its subsidiaries, for S/ 298,432 thousand to be used in case of cash flow needs. As of December 31, 2023, the amount of S/ 246,704 thousand were used and
S/ 51,728 thousand are still available.

▪	These credit lines are renewed every year. The interest rate applicable is a fixed rate that is agreed upon with the bank before the reception of the cash in the Company’s accounts and depends on the credit terms.

The separate financial statements for the years 2023 have been prepared considering that the Company will continue as a going concern.

The following table analyzes Company’s financial liabilities classified per maturity based on the remaining contractual period as of the date of the separate statement of financial position. The amounts disclosed are undiscounted contractual cash flows:

In thousands of soles	Carrying amount	Contractual cash flows	Within 1 year	From 1 to 2 years	From 3 to 5 years	More than 5 years
2023
Trade accounts payable	21,248	21,248	21,248	-	-	-
Other accounts payable (*)	59,950	62,698	26,545	25,837	10,316	-
Other accounts payable to related parties	1,447,230	1,447,230	1,445,713	-	1,517	-
Loans and borrowings (**)	1,629,019	2,404,670	174,045	403,267	793,985	1,033,373
	3,157,447	3,935,846	1,667,551	429,104	805,818	1,033,373
2022
Trade accounts payable	643	643	643	-	-	-
Other accounts payable to related parties	1,806	1,806	1,806	-	-	-
	2,449	2,449	2,449	-	-	-

(*) They do not include taxes payable, remunerations and other benefits payable.

(**) They include contractual interest.

Management monitors the risk related to the liabilities included in the mentioned categories, and considers to be obtaining enough credit lines and having working capital to comply with the plans established by the Management.

As of December 31, 2023, the Company has a negative working capital of S/. 1,235,645 thousand mainly due to the account payable to Auna Salud S.A.C. for the purchase of the shares of Grupo Salud Auna México, S.A. de C.V. (note 8 (d)). Using the resources obtained from the IPO (note 21), the Company paid part of this other account payable in S/ 1,217,630 thousand.

The Company administers the excess cash flow investing in short-term investments. In addition, at the end periods 2023 and 2022, the Company has credit lines for working capital that have not been used, or used partially, enough to comply with short- and medium-term obligations.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

D.	Capital structure risk management

The Company’s objectives in managing capital is to safeguard its capacity to continue as a going concern generating return to its shareholders and benefits to other stakeholders. The Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce its debt to maintain or adjust the capital structure.

In line with the industry, the Company monitors its capital based on the leverage ratio. This ratio is determined by dividing the net debt by the adjusted equity. The net debt corresponds to the total indebtedness (including current and non-current indebtedness) less cash and cash equivalents. Adjusted equity corresponds to equity plus net debt.

During the year ended December 31, 2023, the Company's strategy was to maintain a leverage ratio at no more than 1; complying with the strategy, the Company maintains a leverage ratio of 0.84 in 2023 (0.08 in 2022) as shown below:

In thousands of soles	2023	2022
Total loans and borrowings	1,629,019	-
Less: Cash and cash equivalents	(5,038)	(185)
Adjusted net debt (A)	1,623,981	(185)
Plus: Total equity	308,602	(2,012)
Total adjusted equity (B)	1,932,583	(2,197)
Leverage ratio (A) / (B)	0.84	0.08

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

E.	Accounting classifications and fair value

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy:

	Carrying amount				Fair value
In thousands of soles	Cash flow hedging instruments	Amortized cost	Other financial liabilities	Total	Level 2	Total
As of December 31, 2023
Financial assets measured at fair value
Derivative financial instruments	30,468	-	-	30,468	30,468	30,468
	30,468	-	-	30,468	30,468	30,468
Financial assets not measured at fair value
Cash and cash equivalents	-	5,038	-	5,038	-	-
Other assets (*) (***)	-	2,547	-	2,547	-	-
Other accounts receivable from related parties	-	1,112,271	-	1,112,271	1,060,248	-
	-	1,119,856	-	1,119,856	1,060,248	-
Financial liabilities not measured at fair value
Trade accounts payable	-	-	21,248	21,248	-	-
Loans and borrowings	-	-	1,629,019	1,629,019	1,596,798	1,596,798
Other accounts payable (**) (***)	-	-	59,950	59,950	-	-
Other accounts payable to related parties	-	-	1,447,230	1,447,230	-	-
	-	-	3,157,447	3,157,447	1,596,798	1,596,798

(*) They do not include taxes receivable, prepayments.

(**) They do not include taxes payable, prepayments, labor liabilities.

(***) For these captions the carrying amount is approximate to fair value, due to short term nature.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

As of December 31, 2022, their carrying amount are the same as their fair values:

	Carrying amount				Fair value
In thousands of soles	Cash flow hedging instruments	Amortized cost	Other financial liabilities	Total	Level 2	Total
As of December 31, 2022
Financial assets not measured at fair value
Cash and cash equivalents	-	185	-	185	-	-
	-	185	-	185	-	-
Financial liabilities not measured at fair value
Trade accounts payable	-	-	643	643	-	-
Other accounts payable to related parties	-	-	1,806	1,806	-	-
	-	-	2,449	2,449	-	-

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 2 fair values as of December 31, 2023 and 2022, for financial instruments measured at fair value in the separate statement of financial position, as well as the significant unobservable inputs used.

Financial instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Purchase collar and long forward (note 7)

For a purchased collar

Garman–Kohlhagen: The fair value is determined using this model that treats foreign currencies as if they are equity securities that provide a known dividend yield, which uses the following inputs: Spot rate at the valuation date, strike price, implicit volatility, and risk-free rate in both currencies.

For the long forward

Interest rate parity: It consists of estimating the present value of the future profit (loss) generated by the forward contract. The gain or loss is calculated as the difference between the forward exchange rate estimated according to the market and the strike.

		Not applicable	Not applicable

17.	Commitments, Guarantees, and Contingencies

A.	Commitments

As of December 31, 2023 and 2022, no commitments to be reported have been identified.

B.	Guarantees

As of December 31, 2023 and 2022, the Company has the following guarantees:

▪	The Company participate as issuers and guarantors, respectively, in the issuance and placement of Senior Notes at a rate of 6.5% with maturity in 2025, since November 20, 2020, in the international market, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 for up to US$ 56,620 thousand or equivalent in local currency.

▪	The Company participate as issuers and guarantors, respectively, in the issuance and placement of Senior Notes at a rate of 10.00% with maturity in 2029, since December 18, 2023, in the international market, under Rule 144A and Regulation S of the U.S. Securities Act of 1993 for up to US$ 253,011 thousand or equivalent in local currency.

▪	The Company participate as co-issuers and guarantors, respectively, in the Credit Agreement dated November 10, 2023 for up to US$ 550,000 thousand or equivalent in local currency.

C.	Contingencies

No significant contingencies have been identified as of December 31, 2023 and 2022.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

18.	Share-based Payment

As of December 31, 2023, the Company has share-based payment plans for non-executive members of the Board of Directors, who are entitled to receive Restricted Shares of Auna S.A.

During 2023, the Board of Directors approved the 2023 plan and Extraordinary Restricted Share Award that have a grant date of December 8, 2023, and the vesting period ended on January 1, 2024, with a settlement date after said date. As of the vesting date, the restricted shares under the plan became non-forfeitable. These contracts are equity settled.

As of December 31, 2023, the Company’s shares are not publicly traded, there is no readily available market value for its shares. To determine the fair value of the Company’s restricted shares, management uses a pre-money equity value to use as reference in the calculation of the fair value of the shares at their grant date.

The following table illustrates the movements in Restricted Shares under the Plans during the year ended December 31, 2023:

Number of shares
Outstanding as of January 1st	-
Estimates granted during the year	39,783
Forfeited during the year	-
Outstanding as of December 31st	39,783

The expense recognized during the year ended December 31, 2023 associated with the Plans, was S/ 3,675 thousand.

19.	Staff Costs

For the period ended 31 December 2023, the Company employed no staff.

20.	Auditor Fees

The fees in relation to the audit and related services for the year ended December 31, 2023 provided by KPMG Audit S.à r.l. and KPMG foreign members firm, the external auditor of the Company, were as follows:

Year ended December 31,
In thousands of soles	2023
Audit services fees	3,958
Tax services fees	9
Total	3,967

For the year ended December 31, 2022, the Company has not received statutory audit of the annual accounts, other assurance services, tax advisory services and other non-audit services to disclose.

Auna S.A.
Notes to the Separate Financial Statements
December 31, 2023

21.	Events Subsequent to the Separate Financial Statements Date

Between January 1, 2024 and until the date of issuance of these separate financial statements
(July 1, 2024), no additional events or events of importance have occurred in addition to those indicated in the previous paragraphs that may require adjustments or disclosures to the separate financial statements as of December 31, 2023, except for the following events:

On March 4, 2024, the Extraordinary Shareholders Meeting approved: i) the conversion through a reverse stock split of 241,546,679 ordinary shares held by the existing shareholders of class A and B shares on a 5.5-to-one ratio into class B shares, ii) to increase the share capital by S/ 7,453 thousand through capitalization from “Merge and other reserves” and iii) to increase the par value of the class “B” shares to a par value of US$ 0.1 each. The reverse stock split conversion is effective from March 4, 2024.

On March 21, 2024, the Company completed its initial public offering (the “IPO”) of 30,000,000 shares of our Series A common stock at a price to the public of US$ 12.00 per share and the Company sold 30,000,000 of such shares. We received net proceeds from the IPO of approximately US$ 342 million, after deducting $ 18 million in underwriting discounts and commissions.

In April 2024, the Company signed a new interest rate swap agreement to cover the interest rate fluctuation related to the new term loan signed December 18, 2023. The amount covered was
USD 77,500 thousand and such instrument fixed an interest rate of 4.51% for the entire period of the derivative.

In April and May 2024 were issued the IFRS 18 - Presentation and Disclosure in Financial Statements and IFRS 19 - Subsidiaries without Public Accountability: Disclosures, respectively, that will be effective from January 1, 2027. The Company is currently assessing the impact of these standards in the separate financial statements.

/s/ Luis Felipe Pinillos Luis Felipe Pinillos Director	/s/ Leonardo Bacherer Leonardo Bacherer Director